FILE No. 82-1824

REDCORP

03 OCT 23 AM 7:21

# NEWS RELEASE

September 18, 2003

News Release 03-09

SUPPL

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") regrets to announce that long-time director John Greig has retired from the board of the Company effective September 15. The Company wishes to thank Mr. Greig for his many contributions to the Company and to the entire mineral industry over his active career.

Further information on Redcorp can be obtained on the Company's website at www.redcorp-ventures.com.

03032848

**ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.**

Per: "Terence Chandler"
Terence Chandler, President

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

dlw 10/27

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330

FILE No. 82-1824

REDCORP

## NEWS RELEASE

September 22, 2003 News Release 03-10

### Tulsequah Project Drilling Results

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce the latest drilling results from the ongoing drill program at the Tulsequah Chief project in northwestern BC, owned and operated by Redfern Resources Ltd. – the Company's wholly-owned subsidiary.

Drillhole TCU03080, drilled as an infill hole within the existing Tulsequah resource in an area of widely-separated drillholes, obtained a thick intersection of high-grade massive sulphide mineralization, which is expected to increase the estimated resource in this portion of the deposit.

The hole intersected **37 metres of both zinc and copper-rich mineralization between 430.8m and 467.8 m which graded 1.70% copper, 1.08% lead, 5.29% zinc, 3.17 g/tonne gold and 100.85 g/tonne silver**. The upper portion of this intersection contains a higher-grade sub-interval which averaged 2.38% copper, 1.45% lead, 7.14% zinc, 4.33 g/tonne gold and 134.99 g/tonne silver over 21.7 metres. An upper zinc-rich zone within this interval is enriched in gold and silver and graded 3.20% copper, 2.00% lead, 12.65% zinc, 6.41 g/tonne gold and 199.93 g/tonne silver over 10.0 metres. The true width of these zones are estimated to be 90% of the drilled width. Due to the presence of coarse gold fractions in this section, these results include total metallic gold assays of all fire assay gold values over 2.0 g/tonne. Individual gold assays range up to 18.80 g/tonne. All assaying and analysis is being conducted by Eco-Tech Laboratories of Kamloops BC.

| Hole # | Horizon | From (m) | To (m) | Length (m) | Est. True Width (m) | Au (gpt) | Ag (gpt) | Cu (%) | Pb (%) | Zn (%) |
|---|---|---|---|---|---|---|---|---|---|---|
| TCU03080 | H | 430.8 | 467.8 | 37.0 | 33.3 | 3.17 | 100.85 | 1.70 | 1.08 | 5.29 |
| incl. | | 433.1 | 454.8 | 21.7 | 19.5 | 4.33 | 134.99 | 2.38 | 1.45 | 7.14 |
| | incl. | 439.4 | 449.4 | 10.0 | 9.0 | 6.41 | 199.93 | 3.20 | 2.00 | 12.65 |

These results confirm the excellent continuity and grade characteristics of the main deposit. Additional drilling continues to evaluate the western extent of the deposit and the potential for a faulted extension of the "F" zone mineralization on the west flank of the mine area.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330

REDCORP

Further information on Redcorp and the Tulsequah Project, including a long-section showing the location of the holes, can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

**ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.**

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.



Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330

REDCORP



**NEWS RELEASE**

September 25, 2003 News Release 03-11

**Tulsequah Drilling Intersects New Massive Sulphide Lens**

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce that the latest drill hole from the ongoing drill program at the Tulsequah Chief project in northwestern BC has intersected a significant thickness of massive sulphide mineralization in what is interpreted to be a new massive sulphide lens. The Tulsequah Chief property is owned and operated by Redfern Resources Ltd. – the Company's wholly-owned subsidiary.

Drill hole TCU03085 intersected just over 8 meters of massive sulphide which is interpreted to lie stratigraphically above and to the west of the main sulphide deposit. Assays for this intersection are pending. This new lens remains open for expansion to the west and down-plunge. Re-interpretation of historical drill hole data suggests that this new mineralized horizon was also intersected by two previous holes, TCU89016 (8.5 meters at 1.24% zinc) and TCU90027 (3.4 meters at 5.47% zinc and 72.56 gpt silver). The longitudinal section posted on Redfern's website (www.redfern.bc.ca) has been updated to show the locations of these holes. The intersection in previous hole TCU90027 lies just over 200 meters down-plunge from the new intersection in hole TCU03085, and additional holes are planned to determine if this mineralization is contiguous.

Redfern considers this new sulphide lens discovery provides significant potential for resource additions for the project.

In addition to the above, assays have now been received for hole TCU03081 which was drilled to explore extensions of the known sulphide lenses. TCU03081 intersected the mineralized horizons between 50 and 70 meters down-dip from hole TCU03079. Assay results from this hole and for the earlier drill-holes which correlate with the intersection in hole TCU03085 are given in the table below.

| Hole # | From (m) | To (m) | Length | Au (gpt) | Ag (gpt) | Cu (%) | Pb (%) | Zn (%) |
|---|---|---|---|---|---|---|---|---|
| TCU89016* | 347.5 | 356.0 | 8.5 | 0.27 | 9.97 | 0.13 | 0.23 | 1.24 |
| TCU90027* | 405.7 | 409.1 | 3.4 | 0.61 | 72.56 | 0.39 | 3.26 | 5.47 |
| TCU03081 | 282.4 | 285.4 | 3.0 | 0.12 | 6.43 | 0.15 | 0.17 | 2.53 |

* holes drilled in 1989 and 1990.

Assays are pending from holes TCU03082 through TCU03085.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330

REDCORP

Further information on Redcorp and the Tulsequah Project, including a long-section showing the location of the holes, can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

**ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.**

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330

FILE No. 82-1824

REDCORP

## NEWS RELEASE

October 6, 2003 News Release 03-12

### Assays Received for New Massive Sulphide Lens, Drill Program Extended

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce the latest drill results from the ongoing drill program at the Tulsequah Chief project in northwestern BC. The Tulsequah Chief property is owned and operated by Redfern Resources Ltd. – the Company's wholly-owned subsidiary.

Assays have now been received for hole TCU03085, which intersected a previously unknown massive sulphide lens located stratigraphically above, and to the west of, the main deposit. This hole intersected 8.3 meters of massive pyrite mineralization, including a **5.4 meter section which assayed 1.84 grams per tonne gold, 80.07 grams per tonne silver, 1.89% copper and 6.51% zinc.**

The Company is extremely encouraged by the discovery of this new lens which is now confirmed to have significant base and precious metal grades. As a result of this new discovery, the drill program has been expanded from 8,000 meters to approximately 9,500 meters, and is currently expected to be completed by the end of October. Additional drilling will be targeted at beginning to determine the size of this new lens, which remains open up-dip to the west and down-plunge.

Assays have also been received for holes TCU03082 and TCU03083, which were drilled to test the continuity of the westerly extension of the H and AB2 lenses near the top of the deposit.

| Hole # | Horizon | From (m) | To (m) | Length | Estimated True Width | Au (gpt) | Ag (gpt) | Cu (%) | Pb (%) | Zn (%) |
|---|---|---|---|---|---|---|---|---|---|---|
| TCU03082 | AB2 | 338.9 | 344.2 | 5.3 | 4.9 | 0.29 | 5.88 | 0.22 | 0.54 | 5.25 |
| TCU03083 | H | 235.0 | 241.7 | 6.7 | 6.3 | 1.71 | 57.73 | 0.22 | 0.31 | 1.17 |
| and | AB2 | 265.5 | 266.3 | 0.8 | 0.8 | 0.71 | 166.00 | 0.68 | 1.65 | 7.91 |
| TCU03085 | new | 267.1 | 272.5 | 5.4 | 4.9 | 1.84 | 80.07 | 1.89 | 0.35 | 6.51 |

Assays are currently pending from hole TCU03084 which intersected a thick section of intensely altered rhyolite 50 meters to the south of, and at the same stratigraphic level as, the intersection in TCU03085.

One additional hole, TCU03086 has been completed. This hole was drilled to test the up-dip extension of the lens intersected in TCU03085. It intersected the 4400E fault above the target depth, indicating that the mineralization is offset by the fault in this area, approximately 40 meters up-dip from TCU03085. TCU03086 also intersected a wide zone of intense alteration on the west side of the 4400E fault, indicating that the mineralized horizon continues across the fault. Hole TCU03087 is currently in progress.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330

REDCORP

Further information on Redcorp and the Tulsequah Project, including a long-section showing the location of the holes, can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

**ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.**

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330